Exhibit 99.1

Sierra Metals Confirms High Grade Mineralized Extensions to the Bolivar West Zone, at the Bolivar Mine, Mexico

  Four drill holes were executed to test geophysical anomalies in an area identified by the Titan 24 Geophysical Survey
  Drilling identified a new, wide, high-grade copper structure which extends the continuity of the Bolivar West zone approximately 500 meters apart
  Average grade of the intercepts is 1.15% copper (2.09% copper equivalent) with an average true width of 7.7 meters
  Intersects include segments of high-grade zinc-silver structures as well as copper ore structures with higher gold content than historical levels at the mine.

TORONTO--(BUSINESS WIRE)--April 3, 2019--Sierra Metals Inc. (TSX:SMT) (BVL:SMT) (NYSE AMERICAN:SMTS):

Drill hole highlights include:

Hole No.	CuEq %	Ag g/t	Cu %	Zn %	Au g/t	Width
DB18B666	6.56	140	2.29	7.56	0.09	Over 4 meters
DB18B669	2.42	15	1.32	0.02	1.16	Over 20 meters
DB18B672	4.63	36	0.87	8.50	0.00	Over 3 meters

Sierra Metals Inc. (TSX:SMT) (BVL:SMT) (NYSE AMERICAN:SMTS) (“Sierra Metals” or “the Company”) announces positive results from a recent drilling program designed to test the continuity and characteristics of geophysical anomalies identified in a recent Titan 24 Geophysical Survey. The areas drilled had been deemed as high-value targets within the Bolivar West zone, located at the Bolivar Mine, Chihuahua, Mexico. The Bolivar Mine is situated within the Piedras Verdes Mining District, located within the major north-northwest trending Sierra Madre Precious Metals Belt which extends across the states of Chihuahua, Durango, and Sonora in northwest Mexico.

Drilling has identified and defined a new zone named West Extension to the Bolivar West zone which is an extension of the Bolivar West structure and is within close proximity to the Bolivar West zone with similar characteristics.

Alonso Lujan, Vice President of Exploration, stated: “The areas tested in the Titan 24 survey demonstrated an excellent relationship between chargeability and the structures. Based on those results, the Company continued to test these areas with drilling programs. This has resulted in the definition of a new structure which demonstrates the continuity of previously defined wide, high-grade, copper structures. The Company plans to drill an additional six to seven holes, approximately 2,500 meters, within this area in 2019. Depending on success further holes and drilling could be added. Further to the success at the West Extension, the potential for further extensions to the North of this zone remains open.”

Igor Gonzales, President, and CEO of Sierra Metals commented: “Brownfield exploration remains a key part of Sierra Metals growth plan. The discovery of this extension structure at Bolivar should help support further mineral resource growth and subsequent production growth plans. We are continuing our aggressive brownfield exploration programs at all three of our Mines and expect to see further discoveries this year.” He continued, “the relevance of these results is that the exploration success in previously unknown areas is yielding high-quality mineral discoveries. When combined with Bolivar’s expanded production capacity it could materially improve cash flows and the net asset value forecast of our Bolivar unit.”

TABLE 1

Hole No	From	To	Width	Au	Ag	Cu	Zn	EQCu
			M	g/t	g/t	%	%	%
DB18B659	667.15	668.65	1.50	0.0	3.0	0.78	0.005	0.78
	672.90	679.20	6.30	0.0	4.7	0.74	0.023	0.73
	686.25	690.30	4.05	0.0	12.9	1.43	0.01	1.52
DB18B666	684.60	689.10	4.50	0.013	15.8	0.45	0.81	0.92
	689.10	693.60	1.50	0.013	14.0	0.43	0.49	0.75
	711.60	713.10	4.25	0.090	140.3	2.29	7.56	6.56
DB18B669	642.30	657.00	14.70	0.23	1.30	0.74	0.009	0.89
	661.50	674.25	12.75	0.30	8.17	0.81	0.018	1.08
	678.75	698.90	20.15	1.16	14.80	1.32	0.017	2.42
DB19B672	664.70	681.25	16.55	0.0	8.88	0.29	0.056	0.38
	691.45	694.45	3.00	0.0	36.3	0.87	8.50	4.63
	706.15	712.00	5.85	0.0	6.44	0.42	0.20	0.56

Figure 1 is a geological map of the Bolivar Mine. Figure 2 is a longitudinal Section at the Bolivar Structure. Figure 3 is a geophysical section showing the orebodies Bolivar West and West Extension to Bolivar West.

Quality Assurance

All samples were dried, crushed and pulverized by the Chemex Lab (Chihuahua), pulp samples were shipped to their Canadian Laboratory in Vancouver.

The quality assurance-quality control (QA-QC) program employed by Sierra Metals is described in detail in the NI 43-101 Technical Report for Bolivar dated June 28, 2018, prepared by SRK Consulting (U.S.), Inc. in Denver, which is available for review on Sedar. Standards and blanks are inserted into the sample stream, and duplicate samples are sent to the Chemex lab in Chihuahua as per internal quality control procedures.

Quality Control

All technical production data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three Mines in Peru and Mexico that are within or close proximity to the existing Mines. Additionally, the Company has large land packages at all three Mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

CONTACT:
Mike McAllister
V.P., Corporate Development
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Alonso Lujan
V.P., Exploration
Sierra Metals Inc.
+(51) 630-3100
+(52) 614-426-0211

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1(416) 366-7777